SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 6)

                        BANKUNITED FINANCIAL CORPORATION
                                (Name of Issuer)

                              CLASS A COMMON STOCK
                         (Title of Class of Securities)

                                    06652B103
                                 (CUSIP Number)

                                ALFRED R. CAMNER
                             STUZIN AND CAMNER, P.A.
                           550 BILTMORE WAY, SUITE 700
                           CORAL GABLES, FLORIDA 33134
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   SEE ITEM 3
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                               Page 1 of 10 pages

CUSIP No.  06652B103

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         1) Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
            Person

                           Alfred R. Camner

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         2) Check the Appropriate Box if a Member of a Group

            (b) [X]    The Reporting Person disclaims membership in a group.

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         3) SEC Use Only

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         4) Source of Funds

            See Item 3.

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         5) Check if Disclosure of Legal Proceedings is Required Pursuant to
            Items 2(d) or 2(e)   [ ]

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         6) Citizenship or Place of Organization
                        United States

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Number                     7) Sole Voting Power

of                              1,471,042

Shares                     -----------------------------------------------------

                           8) Shared Voting Power

Beneficially                    181,282

Owned                      -----------------------------------------------------

By                         9) Sole Dispositive Power

Each                            1,471,042

Reporting                  -----------------------------------------------------

                           10) Shared Dispositive Power

Person                          174,118

with
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

         11) Aggregate Amount Beneficially Owned by Each Reporting Person

                           1,652,324

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         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
[ ]

--------------------------------------------------------------------------------

         13) Percent of Class Represented by Amount in Row (11)

                           8.9%

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         14) Type of Reporting Person

                       IN

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                               Page 3 of 10 pages

ITEM 1. SECURITY AND ISSUER

         This amended Schedule 13D relates to shares of Class A Common Stock (the "Class A Common Stock") of BankUnited Financial Corporation (the "Corporation"), a savings and loan holding company, the principal subsidiary of which is BankUnited, FSB. The address of the Corporation's principal executive offices is 255 Alhambra Circle, Coral Gables, Florida 33134.

         The shares of Class A Common Stock shown in Item 5 as beneficially owned by Alfred R. Camner (the "Reporting Person") include shares that would be received by the Reporting Person (i) upon the conversion of shares of the Corporation's Class B Common Stock (the "Class B Common Stock," and collectively with the Class A Common Stock, the "Common Stock") and the Corporation's Noncumulative Convertible Preferred Stock, Series B (the "Series B Preferred Stock"), beneficially owned by the Reporting Person and (ii) upon the exercise of options to acquire Common Stock and Series B Preferred Stock. Each share of Series B Preferred Stock is convertible into 1.4959 shares of Class B Common Stock and each share of Class B Common Stock is convertible into one share of Class A Common Stock.

ITEM 2. IDENTITY AND BACKGROUND

         This amended Schedule 13D is filed by the Reporting Person, a United States citizen, whose principal occupations are attorney and member of the law firm of Stuzin and Camner, Professional Association, 550 Biltmore Way, Suite 700, Coral Gables, Florida, and Chairman of the Board, Chief Executive Officer, President and Director of the Corporation and BankUnited, FSB.

         The Reporting Person during the last five years has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         See Exhibit A.

ITEM 4. PURPOSE OF TRANSACTION

         See Exhibit A.


                               Page 4 of 10 pages

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

         Set forth below is information relating to the beneficial ownership of Class A Common Stock (assuming conversion of the Class B Common Stock and Preferred Stock and exercise of stock options) by the Reporting Person.

                                    VOTING                            DISPOSITIVE
                                    POWER                               POWER                     TOTAL
                           ------------------------           ------------------------         (PERCENT OF
                           SOLE              SHARED           SOLE              SHARED      SHARES OUTSTANDING)
                           ----              ------           ----              ------      -------------------

 Alfred R. Camner       1,471,042            181,282       1,471,042            174,118       1,652,324 (8.9%)
                           (1)            (2)(3)(4)(5)        (1)                (3)(5)

 ---------------------------

 (1) Reflects 688,080 shares of Class A Common Stock that would be received upon the conversion of 688,080 shares of Class B Common Stock (including shares received upon the exercise of options to acquire 516,568 shares of Class B Common Stock) owned by the Reporting Person; 174,691 shares of Class A Common Stock that would be received upon the conversion of 116,780 shares of Series B Preferred Stock owned by the Reporting Person; 7,165 shares of Class A Common Stock that the Reporting Person has the right to acquire by the exercise of options; and 129,898 shares of Class A Common Stock owned by the Reporting Person.

 (2) Includes 1,914 shares of Class A Common Stock that would be received upon the conversion of 1,914 shares of Class B Common Stock held individually by Anne Camner, the Reporting Person's wife, as to which shares the Reporting Person has been granted voting power under a revocable proxy.

 (3) Includes 31,856 shares of Class A Common Stock that would be received upon the conversion of 31,856 shares of Class B Common Stock (including shares received upon the exercise of options to acquire 27,638 shares of Class B Common Stock) owned by Anne Solloway; 7,164 shares of Class A Common Stock that Anne Solloway has the right to acquire by the exercise of options; and 3,272 shares of Class A Common Stock owned by Anne Solloway. The Reporting Person has been granted voting power under a durable family power of attorney as to all shares held by Anne Solloway.

 (4) Includes 10,000 shares of Class A Common Stock that would be received upon the conversion of 10,000 shares of Class B Common Stock held in an irrevocable trust for the benefit of the Reporting Person's descendants (the "Trust"); and 33,400 shares of Class A Common Stock held in the Trust.

 (5) Also includes options to purchase 93,676 shares of Class B Common Stock (convertible into 93,676 shares of Class A Common Stock) transferred by the Reporting Person as a bona fide gift to the Camner Family Foundation, Inc. The Camner Family Foundation, Inc. is a non-profit charitable foundation within the meaning of Section 501(c)(3) of the Internal Revenue Code.

         Anne Camner is a United States citizen, who is a private investor and whose address is 550 Biltmore Way, Suite 700, Coral Gables, Florida 33134.

         Anne Camner during the last five years has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or been subject to


                               Page 5 of 10 pages
a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Anne Solloway is a United States citizen, who is a private investor and whose address is 550 Biltmore Way, Suite 700, Coral Gables, Florida 33134.

         Anne Solloway during the last five years has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         See Exhibit A for information on the Reporting Person's transactions in the class of securities reported.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        See Item 5.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Exhibit A        Description of transactions in the Corporation's stock
                         by the Reporting Person.


                               Page 6 of 10 pages

SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:


                                                 /S/ ALFRED R. CAMNER
                                                 -------------------------------
                                                 Alfred R. Camner









                               Page 7 of 10 pages

                                    EXHIBIT A

         This amended Schedule 13D has been filed to reflect acquisitions of securities by the Reporting Person which substantially increase the Reporting Person's beneficial ownership of the Class A Common Stock.

         Set forth below is a summary of the Reporting Person's acquisitions in the Corporation's stock since June 30, 1997 (the date of the last transaction reported in Amendment No. 5 to this Schedule 13D). The stock options referred to below have been granted under the Corporation's stock option plans. These plans are the Nonstatutory 1992 Stock Option Plan (the "1992 Plan"), the 1994 Incentive Stock Option Plan (the "1994 Plan"), and the 1996 Incentive Compensation and Stock Award Plan (the "1996 Plan"). Shares of Common Stock granted by the Corporation (but not including shares issued in lieu of cash dividend payments) have been granted under the 1992 Stock Bonus Plan (the "1992 Bonus Plan") or the 1996 Plan, and shares of Series B Preferred Stock granted by the Corporation have been granted under the 1996 Plan. Shares of stock and options granted under the 1996 Plan and the 1992 Bonus Plan have been granted for services rendered as a director or officer of the Corporation. All transactions were effected at the Corporation's principal executive offices in Coral Gables, Florida.

                                   NUMBER OF
             NUMBER OF SHARES        SHARES       PRICE PER                  DESCRIPTION OF
  DATE           ACQUIRED           DISPOSED        SHARE                TRANSACTION EFFECTED
--------     ----------------      ---------      ---------       -----------------------------------

4/8/98            67,397                          See              The Reporting Person used his personal funds to
                                                 Description       purchase for investment purposes, in a public
                                                                   offering, 28,500 shares of Class B Common Stock
                                                                   (convertible into 28,500 shares of Class A Common
                                                                   Stock) at a price of $14.00 per share, and, in a
                                                                   simultaneous direct offering by the Corporation,
                                                                   25,000 shares of Series B Preferred Stock
                                                                   (convertible into 37,397 shares of Class A Common
                                                                   Stock) at a price of $20.9426 per share, and 1,500
                                                                   shares of Class A Common Stock at a price of $14.00
                                                                   per share.




3/17/98           52,356                                  --       Option to acquire 35,000 shares of Series B Preferred
                                                                   Stock, which convert into 52,356 shares of Class A
                                                                   Common Stock, granted under the 1996 Plan.

2/23/98              268                             $13.493       The Reporting Person and his mother were each
                                                                   granted 134 shares of Class A Common Stock under
                                                                   the 1996 Plan.

2/23/98            1,200                                  --       The Reporting Person and his mother were each
                                                                   granted an option to acquire 600 shares of Class A
                                                                   Stock under the 1996 Plan.


                               Page 8 of 10 pages

                                   NUMBER OF
             NUMBER OF SHARES        SHARES       PRICE PER                  DESCRIPTION OF
  DATE           ACQUIRED           DISPOSED        SHARE                TRANSACTION EFFECTED
--------     ----------------      ---------      ---------       -----------------------------------
2/23/98          194,467                                  --      Option to acquire 130,000 shares of Series B
                                                                  Preferred Stock, which convert into 194,467 shares of
                                                                  Class A Common Stock, granted under the 1996 Plan.

1/5/98               573                           $15.40625      Dividends on the Series B Preferred Stock paid in
                                                                  shares of Class A Common Stock.

12/15/97           1,139                                  --      Option to acquire 762 shares of Series B Preferred
                                                                  Stock, which convert into 1,139 shares of Class A
                                                                  Common Stock, granted under the 1996 Plan.

11/17/97             240                             $13.235      The Reporting Person and his mother were each granted
                                                                  120 shares of Class A Common Stock under the 1996
                                                                  Plan.

11/17/97           1,020                                  --      The Reporting Person and his mother were each granted
                                                                  an option to acquire 510 shares of Class A Common
                                                                  Stock under the 1996 Plan.

10/27/97         149,590                                  --      Option to acquire 100,000 shares of Series B
                                                                  Preferred Stock, which convert into 149,590 shares of
                                                                  Class A Common Stock, granted under the 1996 Plan.

10/27/97          29,918                                  --      20,000 shares of restricted Series B Preferred Stock,
                                                                  which convert into 29,918 shares of Class A Common
                                                                  Stock, granted under the 1996 Plan.

10/27/97          74,795                                  --      Option to acquire 50,000 shares of Series B Preferred
                                                                  Stock, which convert into 74,795 shares of Class A
                                                                  Common Stock, granted under the 1996 Plan.



                               Page 9 of 10 pages

                                   NUMBER OF
             NUMBER OF SHARES        SHARES       PRICE PER                  DESCRIPTION OF
  DATE           ACQUIRED           DISPOSED        SHARE                TRANSACTION EFFECTED
--------     ----------------      ---------      ---------       -----------------------------------

10/10/97           3,674                                  --      Shares of Class A Common Stock acquired by the
                                                                  Reporting Person pursuant to the conversion of 2,200
                                                                  shares of Noncumulative Convertible Preferred Stock,
                                                                  Series 1996 (the "Series 1996 Preferred Stock") at a
                                                                  conversion rate of 1.67 shares of Class A Common
                                                                  Stock for each share of Series 1996 Preferred Stock.

10/10/97          33,400                                  --      Shares of Class A Common Stock acquired by the Trust
                                                                  upon the conversion of 20,000 shares of Series 1996
                                                                  Preferred Stock at a conversion rate of 1.67 shares
                                                                  of Class A Common Stock for each share of Series 1996
                                                                  Preferred Stock.

9/30/97              748                                 $13.125  Dividend on Series B Preferred Stock paid in shares of Class A Common Stock.

8/25/97              280                                 $10.741  The Reporting Person and his mother were each granted
                                                                  140 shares of Class Common Stock under the 1992 Bonus
                                                                  Plan.

8/25/97              930                                  --      The Reporting Person and his mother were each granted
                                                                  an option to acquire 465 shares of Class A Common
                                                                  Stock under the 1996 Plan.



                              Page 10 of 10 pages